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SEC FILE NUMBER
8-21373

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **G.research, LLC**

OFFICIAL USE ONLY
7353
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Corporate Center
(No. and Street)

Rye	**NY**	**10580-1422**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Maria Gigi **(914) 921-5187**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

30 Rockefeller Plaza	**New York**	**NY**	**10112**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

CM

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

STATE OF NEW YORK

COUNTY OF WESTCHESTER

OATH OR AFFIRMATION

I, Maria Gigi, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of G.research, LLC, as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Financial & Operations Principal

Title

Notary Public

GEORGE MALDONADO
Notary Public - State of New York
NO. 01MA6166667
Qualified in Westchester County
My Commission Expires 5/21/2019

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

G.research, LLC
(A Wholly-owned Subsidiary of Gabelli & Company Investment Advisers Inc.)
(SEC I.D. No. 8-21373)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2016
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

****

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a PUBLIC DOCUMENT.

G.research, LLC
(A Wholly-owned Subsidiary of Gabelli & Company Investment Advisers Inc.)

Statement of Financial Condition

December 31, 2016

Contents

Deloitte.

Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112-0015
USA
Tel: +1 212 492 4000
Fax: +1 212 489 1687
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
G.research, LLC
Rye, New York

We have audited the accompanying statement of financial condition of G.research LLC (the "Company") as of December 31, 2016, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of G.research, LLC as of December 31, 2016, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 21, 2017

G.research, LLC
(A Wholly-owned Subsidiary of Gabelli & Company Investment Advisers Inc.)

Statement of Financial Condition

December 31, 2016

Assets		
Cash and cash equivalents	$	6,672,775
Securities owned, at fair value		1,044,961
Receivables from brokers and clearing organizations		279,279
Receivables from affiliates		37,291
Deposits with clearing organizations		200,000
Income taxes receivable		90,493
Fixed assets, net of accumulated depreciation of $17,923		9,050
Other assets		220,965
Total assets	$	8,554,814
Liabilities and member's capital		
Compensation payable	$	2,810,623
Distribution costs payable		122,161
Deferred tax liability, net		51,773
Payables to affiliates		459,217
Accrued expenses and other liabilities		540,881
Total liabilities		3,984,655
Member's capital:		
Common stock, $.01 par value; 200 shares authorized, issued and outstanding		2
Additional paid-in capital		22,766,986
Accumulated deficit		(18,196,829)
Total member's capital		4,570,159
Total liabilities and member's capital	$	8,554,814

See accompanying notes.

A. Organization and Business Description

G.research, LLC (the "Company") (d.b.a. Gabelli & Company) is a wholly-owned subsidiary of Gabelli & Company Investment Advisers, Inc. (formerly known as Gabelli Securities, Inc.) (the "Parent"), which, in turn, is a wholly-owned subsidiary of Associated Capital Group, Inc. ("AC"). The Company became a subsidiary of AC effective November 30, 2015, subsequent to a spin-off transaction from GAMCO Investors, Inc. ("GBL") and was a majority-owned subsidiary of GBL prior to that date. The Company is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is regulated by the Financial Industry Regulatory Authority ("FINRA").

The Company provides institutional investors and investment partnerships with investment ideas on numerous industries and special situations, with a particular focus on small-cap and mid-cap companies. The team of sell-side analysts follows economic sectors on a global basis and are bottom-up stock pickers, recommending companies that trade at significant discounts to Private Market Value ("PMV"). PMV investing is a disciplined, research-driven approach based on the extensive use of security analysis. In this process, the Company carefully selects stocks whose intrinsic value, based on the Company's estimate of current asset value and future growth and earnings power, is significantly different from the value as reflected in the public market. The Company then calculates the firm's PMV, which is defined as the price an informed industrial buyer would be likely to pay to acquire the business. The research focuses on company fundamentals, cash flow statistics, and catalysts that will help realize returns.

The Company generates brokerage commission revenues from securities transactions executed on an agency basis on behalf of institutional clients and mutual funds, private wealth management clients and retail customers of affiliated companies. The Company is also involved in syndicated underwriting activities. It participates in the offerings of certain closed-end funds advised by Gabelli Funds, LLC, a wholly-owned subsidiary of GBL. Finally, the Company earns investment income generated from its proprietary trading activities.

A. Organization and Business Description (continued)

The Company acts as an introducing broker, and all securities transactions for the Company and its customers are cleared through and carried by two New York Stock Exchange ("NYSE") member firms on a fully disclosed basis. The Company has Proprietary Accounts of Introducing Brokers ("PAIB") agreements with these firms. Accordingly, open customer transactions are not reflected in the accompanying Statement of Financial Condition. The Company is exposed to credit losses on these open transactions in the event of nonperformance by its customers, pursuant to conditions of its clearing agreements with its clearing brokers. This exposure is reduced by the clearing brokers' policy of monitoring the collateral and credit of the counterparties until the transaction is completed.

The Company's principal market is in the United States.

B. Significant Accounting Policies

Cash and Cash Equivalents

The Company's investment in an affiliated money market mutual fund meets the criteria to qualify as cash equivalents.

Securities Owned, at Fair Value

Securities owned, at fair value, including common stocks, are recorded at fair value. All securities transactions and transaction costs are recorded on a trade date basis.

The Company's securities owned, at fair value have been categorized based upon a fair value hierarchy. The levels of the fair value hierarchy and their applicability to the Company are described below:

- Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 1 assets include cash equivalents and common stocks.
- Level 2 inputs utilize inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include quoted prices for similar assets and liabilities in active markets and inputs other than quoted prices that are observable for the asset or liability, such as interest rates and yield curves that are observable at commonly quoted intervals. This category includes common stocks that have inputs to the valuations that can be generally corroborated by observable market data.

B. Significant Accounting Policies (continued)

Securities Owned, at Fair Value (continued)

- Level 3 inputs are unobservable inputs for the asset or liability, and include situations where there is little, if any, market activity for the asset or liability. These assets include infrequently traded common stocks.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level in the fair value hierarchy within which the fair value measurement in its entirety falls has been determined based on the lowest level input that is significant to the fair value measurement in its entirety. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the asset or liability. Investments are transferred into and out of any level at their beginning period values.

The availability of observable inputs can vary from instrument to instrument and is affected by a wide variety of factors, including, for example, the type of instrument, whether the instrument is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for instruments categorized as Level 3.

The valuation process and policies reside with the financial reporting and accounting group which reports to the Chief Financial Officer of AC. The Company uses the "market approach" valuation technique to value investments in Level 3 investments. The Company's valuation of Level 3 investments is based upon either i) the recent sale prices of the issuer's equity securities or ii) the net assets, book value or cost basis of the issuer when there are no recent sales prices available.

B. Significant Accounting Policies (continued)

Securities Owned, at Fair Value (continued)

In the absence of a closing price, an average of the bid and ask is used. Bid prices reflect the highest price that the market is willing to pay for an asset. Ask prices represent the lowest price that the market is willing to accept for an asset.

Cash equivalents – Cash equivalents consist of an affiliated money market mutual fund, which is invested solely in U.S. Treasuries. Cash equivalents are valued using the mutual fund's net asset value (NAV) to measure fair value. Accordingly, cash equivalents are categorized in Level 1 of the fair value hierarchy.

Securities owned, at fair value - Securities owned, at fair value are generally valued based on quoted prices from an exchange. To the extent these securities are actively traded, valuation adjustments are not applied, and they are categorized in Level 1 of the fair value hierarchy. Securities categorized in Level 2 investments are valued using other observable inputs. Infrequently traded investments are included in Level 3 of the fair value hierarchy because significant inputs to measure fair value are unobservable. As of and during the year ended December 31, 2016, there were no Level 3 securities owned.

Receivables from Affiliates

Receivables from affiliates are primarily comprised of estimated income taxes due from GBL. See Note C.

Distribution Costs Payable

Prior to the transfer of the mutual fund distributor component of the Company's operations in 2011, distribution costs were accrued as they were incurred.

Receivables from Brokers and Clearing Organizations

Commission revenue and related clearing charges are recorded on a trade-date basis, and amounts receivable are included in receivables from brokers and clearing organizations.

B. Significant Accounting Policies (continued)

Fixed Assets

Fixed assets are recorded at cost and depreciated using the straight-line method over their estimated useful lives of four to seven years.

Income Taxes

The Company is a member of a tax sharing agreement in which the Company records a tax provision and generally settles either the benefit or expense with its sole member monthly, but not less than annually. Usually, a single member LLC would not record a tax provision. The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the Statement of Financial Condition. Under this method, deferred tax assets and liabilities are determined based on the differences between the Statement of Financial Condition and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income tax expense/benefit in the period that includes the enactment date of the change in tax rate.

The Company records net deferred tax assets to the extent the Company believes these assets will more likely than not be realized. A valuation allowance would be recorded to reduce the carrying value of deferred tax assets to the amount that is more likely than not to be realized. In making such a determination of whether a valuation allowance is necessary, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. In the event the Company were to determine that the Company would be able to realize the Company's deferred income tax assets in the future in excess of their net recorded amount, the Company would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes.

The Company records uncertain tax positions in accordance with Accounting Standards Codification ("ASC") Topic 740 on the basis of a two-step process whereby (1) the Company determines whether it is more likely than not that the tax positions will be sustained based on the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, the Company recognizes the largest amount of tax benefit that is greater than 50 percent likely to be realized upon ultimate settlement with the related tax authority. Accrued interest and penalties on uncertain tax positions are included within accrued expenses and other liabilities on the Statement of Financial Condition.

B. Significant Accounting Policies (continued)

Fair Value of Financial Instruments

The carrying amounts of all financial instruments in the Statement of Financial Condition approximate their fair values.

Use of Estimates

The Company's Statement of Financial Condition is prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"), which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Statement of Financial Condition. Actual results could differ from those estimates.

Recent Accounting Developments

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2014-09, "Revenue from Contracts with Customers," which supersedes the revenue recognition requirements in the Codification Topic 605, Revenue Recognition, and most industry-specific guidance throughout the industry topics of the Codification. The core principle of the new ASU No. 2014-09 is for companies to recognize revenue from the transfer of goods or services to customers in amounts that reflect the consideration to which the company expects to be entitled in exchange for those goods or services. The new standard provides a five-step approach to be applied to all contracts with customers and also requires expanded disclosures about revenue recognition. ASU No. 2016-08 "Principal versus Agent Considerations" amends ASU No. 2014-09 to clarify if an entity is considered a principal, an agent, or both in the contract. In addition, ASU No. 2016-20 "Technical Corrections and Improvements in Topic 606 Revenue from Contracts with Customers" provides additional clarification to a number of topics addressed in ASU No. 2014-09. The three ASUs are effective for annual reporting periods beginning after December 15, 2017, including interim periods and are to be retrospectively applied. Early adoption is not permitted. The Company is currently evaluating this guidance and the impact it will have on its Statement of Financial Condition.

B. Significant Accounting Policies (continued)

Recent Accounting Developments (continued)

In August 2014, the FASB issued ASU No. 2014-15, "Presentation of Financial Statements – Going Concern," which provides guidance on determining when and how reporting entities must disclose going-concern uncertainties in their financial statements. The new standard requires management to perform interim and annual assessments of an entity's ability to continue as a going concern within one year of the date of issuance of the entity's financial statements. Further, an entity must provide certain disclosures if there is "substantial doubt about the entity's ability to continue as a going concern." The FASB believes that requiring management to perform the assessment will enhance the timeliness, clarity, and consistency of related disclosures. The ASU is effective for annual periods ending after December 15, 2016, and for annual and interim periods thereafter. The Company has adopted this ASU effective December 31, 2016. No additional disclosures were required based on management's assessment that it does not have substantial doubt about the Company's ability to continue as a going concern.

In January 2016, the FASB issued ASU 2016-01, which amends the guidance in U.S. GAAP on the classification and measurement of financial instruments. Although the ASU retains many current requirements, it significantly revises an entity's accounting related to (1) the classification and measurement of investments in equity securities and (2) the presentation of certain fair value changes for financial liabilities measured at fair value. The ASU also amends certain disclosure requirements associated with the fair value of financial instruments. The new standard is effective for fiscal years and interim periods within those fiscal years beginning after December 15, 2017. To adopt the amendments, entities will be required to make a cumulative-effect adjustment to beginning retained earnings as of the beginning of the fiscal year in which the guidance is effective. The Company is currently evaluating this guidance and the impact it will have on its Statement of Financial Condition.

In October 2016, the FASB issued ASU 2016-16, which removes the prohibition in ASC 740 against the immediate recognition of the current and deferred income tax effects of intra-entity transfers of assets other than inventory. The ASU is intended to reduce the complexity of U.S. GAAP and diversity in practice related to the tax consequences of certain types of intra-entity transfers, particularly those involving intellectual property. For public companies, the ASU is effective for annual periods beginning after December 15, 2017. Early adoption is permitted. The Company is currently evaluating this guidance and the impact it will have on its Statement of Financial Condition.

C. Related Party Transactions

At December 31, 2016, the Company had an investment of $6,665,655 in The Gabelli U.S. Treasury Money Market Fund advised by Gabelli Funds, LLC, which is an affiliate of the Company. The amount is recorded in cash and cash equivalents in the Statement of Financial Condition.

In 2016, the Company earned approximately 63%, of its commission revenue from transactions executed on behalf of funds advised by Gabelli Funds, LLC and private wealth management clients advised by GAMCO Asset Management Inc., a wholly-owned subsidiary of GBL.

Effective January 1, 2014, the Company entered into agreements with two affiliates, GAMCO Asset Management Inc. and Gabelli Funds, LLC, to provide each affiliate with the same types of research services that it provides to its other clients. The agreements call for these two entities to pay a research services fee. The annual fee amounts are determined by negotiations between the Company and each entity that utilizes the Company's research.

During 2016, the Company participated as agent in the secondary offerings of The GAMCO Global Gold, Natural Resources & Income Trust ("GGN") and The Gabelli Healthcare & Wellness^{Rx} Trust 5.875% Series B Cumulative Preferred Stock ("GRX Series B").

Throughout 2016, the Company participated in five preferred stock offerings of certain GAMCO closed-end funds. In March 2016, the Company acted as co-underwriter in The Gabelli Equity Trust 5.45% Series J Cumulative Preferred Stock offering. During May 2016, the Company acted as co-underwriter in The Gabelli Global Small and Mid Cap Value Trust 5.45% Series A Cumulative Preferred Stock and The Gabelli Utility Trust 5.375% Series C Cumulative Preferred Stock offerings. In June and August 2016, the Company acted as co-underwriter in The Gabelli Dividend & Income Trust 5.25% Series G Cumulative Preferred Stock and Bancroft Fund Ltd. 5.375% Series A Preferred Stock offerings, respectively.

On August 16, 2016, the Company issued a promissory note to AC ("The Note") in the principal amount of $50 million. The Note stipulated interest at 0.10% per annum and a scheduled maturity date of August 16, 2017 with an option to prepay The Note in whole or in part without penalty or premium. The Company elected to prepay The Note on October 20, 2016.

C. Related Party Transactions (continued)

The Company pays AC a management fee equal to 20% of the Company's year-to-date pretax profits before consideration of this fee. In 2016, the Company did not pay AC this fee.

The Company also pays or receives the amount of its portion of the current tax expense or benefit. See Note G for details.

On December 5, 1997, GBL entered into a fifteen-year lease, originally scheduled to expire on April 30, 2013, of office space at 401 Theodore Fremd Ave, Rye, NY from M4E, LLC, an entity owned by the adult children of the GBL CEO and AC Executive Chairman. On September 15, 2008, GBL modified and extended this lease to December 31, 2023, and on June 11, 2013, GBL further modified and extended this lease to December 31, 2028. AC executed a sublease agreement with GBL effective April 1, 2016 through March 31, 2017. Pursuant to this agreement, AC and its subsidiaries shall pay a monthly fixed lease amount based on the percentage of square footage occupied by its employees (including pro rata allocation of common space) for the duration of the lease. Approximately 71% of this sublease is allocated to the Company.

D. Securities Owned, at Fair Value

Securities owned are recorded at fair value and consist of the following at December 31, 2016:

Common stocks	$ 1,044,961
Total	$ 1,044,961

E. Fair Value

The following table presents information about the Company's assets and liabilities by major categories measured at fair value on a recurring basis as of December 31, 2016 and indicates the fair value hierarchy of the valuation techniques utilized by the Company to determine such fair value:

Assets Measured at Fair Value on a Recurring Basis as of December 31, 2016

Assets	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance as of December 31, 2016
Cash equivalents	$ 6,665,655	-	-	$ 6,665,655
Common stocks	1,044,961	-	-	1,044,961
Total assets at fair value	$ 7,710,616	$ -	$ -	$ 7,710,616

There were no transfers between any Levels during the year ended December 31, 2016.

F. Retirement Plan

The Company participates in GBL's incentive savings plan (the "Plan"), covering substantially all employees. Company contributions to the Plan are determined annually by management of the Company and AC's Board of Directors but may not exceed the amount permitted as a deductible expense under the Internal Revenue Code.

G. Income Taxes

The Company's operations are included in the consolidated U.S. federal and certain state and local income tax returns of AC. The Company's federal and certain state and local income taxes are calculated as if the Company filed on a separate return basis, and the amount of current and deferred tax or benefit is either remitted to or received from AC using a benefits for loss approach such that net operating loss (or other tax attribute) is characterized as realized by the Company when those tax attributes are utilized in the consolidated tax return of AC. This is the case even if the Company would not otherwise have realized those tax attributes.

G. Income Taxes (continued)

As of December 31, 2016, the Company's gross unrecognized tax benefits which relate to uncertain tax positions were $100,149, of which $66,098, if recognized, would affect the Company's effective tax rate. The Company continues to recognize both interest and penalties with respect to unrecognized tax benefits as income tax expense. The Company had accrued a liability of $94,428 for interest and penalties as of December 31, 2016. These amounts are included in accrued expenses and other liabilities on the Statement of Financial Condition.

As of December 31, 2016, management has not identified any potential subsequent events that could have a significant impact on unrecognized tax benefits within the next twelve months. The Company remains subject to income tax examination by the Internal Revenue Service for years after 2012 and state examinations for years after 2006.

H. Guarantees, Contingencies, and Commitments

The Company has agreed to indemnify the clearing brokers for losses they may sustain from the customer accounts that trade on margin introduced by the Company. At December 31, 2016, the total amount of customer balances subject to indemnification (i.e. unsecured margin debits) was immaterial. The Company also has entered into arrangements with various other third parties, many of which provide for indemnification of the third parties against losses, costs, claims and liabilities arising from the performance of the Company's obligations under the agreements. The Company has had no claims or payments pursuant to these or prior agreements, and management believes the likelihood of a claim being made is remote, and therefore, an accrual has not been made in the Statement of Financial Condition.

From time to time, the Company is named in legal actions and proceedings. These actions may seek substantial or indeterminate compensatory as well as punitive damages or injunctive relief. The Company is also subject to governmental or regulatory examinations or investigations. The examinations or investigations could result in adverse judgments, settlements, fines, injunctions, restitutions or other relief. The Company cannot predict the ultimate outcome of such matters. The Statement of Financial Condition includes the necessary provisions for losses that the Company believes are probable and estimable. Furthermore, the Company evaluates whether there exists losses which may be reasonably possible and, if material, makes the necessary disclosures. Such amounts, both those that are probable and those that are reasonably possible, are not considered material to the Company's financial condition.

J. Net Capital Requirements

As a registered broker-dealer, the Company is subject to the SEC Uniform Net Capital Rule 15c3-1 (the "Rule"), which specifies, among other requirements, minimum net capital requirements for registered broker-dealers. The Company computes its net capital under the alternative method as permitted by the Rule, which requires that minimum net capital be the greater of $250,000 or 2% of the aggregate debit items in the reserve formula for those broker-dealers subject to Rule 15c3-3. The Company is exempt from Rule 15c3-3 pursuant to paragraph (k)(2)(ii) of that rule which exempts all customer transactions cleared through another broker-dealer on a fully disclosed basis. In addition, our assets at the clearing broker-dealer are treated as allowable assets for net capital purposes as we have in place PAIB agreements pursuant to Rule 15c3-3. These requirements also provide that equity capital may not be withdrawn, advances to affiliates may not be made or cash dividends paid if certain minimum net capital requirements are not met. The Company had net capital, as defined, of $3,660,428, exceeding the required amount of $250,000 by $3,410,428, at December 31, 2016.

K. Subsequent Events

The Company has evaluated subsequent events for adjustment to or disclosure in the Statement of Financial Condition through the date of this report and the Company has not identified any subsequent events, not otherwise reported in the Statement of Financial Condition or the notes thereto, that required recognition or additional disclosures in the Statement of Financial Condition except for the following:

On January 13, 2017, FINRA approved the Company's change of direct ownership. All of the outstanding membership interests of the Company were transferred to Institutional Services Holdings, LLC effective January 23, 2017. Institutional Services Holdings, LLC, is a newly formed Delaware limited liability company wholly owned by AC.

The AC board of directors approved a capital contribution to the Company of $10,000,000 on February 7, 2017. This capital contribution was paid on February 8, 2017.